30 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 121,000 Reed Elsevier PLC ordinary shares at a price of 1159.9960p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 72,347,485 ordinary shares in treasury, and has 1,133,220,913 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 2,649,150 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 70,000 Reed Elsevier NV ordinary shares at a price of €21.7414 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,832,144 ordinary shares in treasury, and has 654,532,362 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,533,600 shares.